Ziff Davis, Inc.

114 5th Avenue, 15th Floor

New York, New York 10011

October 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Megan Masterson and Kathleen Collins

Re:	Ziff Davis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 26, 2024

File No. 000-25965

Dear Ms. Masterson and Ms. Collins:

Thank you for the letter dated September 24, 2024 (the “Comment Letter”), in response to our letter dated August 14, 2024, setting forth the comments of the Staff of the Commission (the “Staff”) relating to the annual report on Form 10-K for the year ended December 31, 2023 filed by Ziff Davis, Inc. (the “Company”) on February 26, 2024.

The Company is currently working on a response to the Comment Letter. In the Comment Letter, the Staff requested that the Company respond to the Comment Letter within ten business days by providing the requested information or advise the Staff as soon as possible when the Company will respond. On October 4, 2024, the Company requested and received an extension of twenty additional business days, or until November 6, 2024, in which to reply to these comments. The Company now respectfully requests an extension of an additional five (5) business days, or until November 14, 2024, in which to reply to these comments.

Please direct any questions or comments regarding the foregoing to our counsel at Proskauer Rose LLP, Kristina Trauger, at (212)-969-3436.

Very truly yours,

Ziff Davis, Inc.

/s/ Bret Richter
Name: Bret Richter
Title: Chief Financial Officer

CC:	Kristina Trauger, Proskauer Rose LLP